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15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

December 13, 2004

VIA EDGAR

Re:	Health Management Associates, Inc. (the “Company”) Application for Qualification of Indentures on Form T-3 filed November 30, 2004 File No. 22-28767

Mr. Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Dear Mr. Riedler:

Thank you for your comment letter dated December 7, 2004 regarding the Company’s Application for Qualification of Indentures on Form T-3, filed with the Commission on November 30, 2004 (the “Form T-3”). In response to that letter, I attach for review by the Staff the Company’s responses to the comments of the Staff included in your letter. The Staff’s comments have been reproduced in italics and each comment is followed by the Company’s response.

Thank you for your review of the Company’s Form T-3. If you have any questions regarding this letter or the responses, please do not hesitate to contact me at (212) 450-4888 or Maurice Blanco at (212) 450-4086.

Sincerely,

/s/ Charles S. Whitman, III
Charles S. Whitman, III

cc:	Mr. Robert E. Farnham,
Health Management Associates, Inc.

Mr. Jeffrey Riedler	2	December 13, 2004

Responses of Health Management Associates, Inc. ( the “Company”) to

comments of the Staff of the Securities and Exchange Commission on

the Company’s Application for Qualification of Indentures on Form T-3,

filed with the Commission on November 30, 2004

1. Please file an amendment to the Form T-3 promptly to include the delaying amendment required by Rule 7a-9 under Section 307 of the Trust Indenture Act Rules.

We have revised our filing and submitted an amendment to our Form T-3 in response to the Staff’s comment.

2. Please note that our Office of Mergers and Acquisitions will be reviewing your related Schedule TO. Please be advised that comments, if any, to that Schedule TO will be forthcoming in a separate letter. We will act upon any request for acceleration of the effective date of the Form T-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments on the Schedule TO.

We acknowledge the Staff’s comment.